# FORM 6-K

## UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of **August 2007**

Commission File Number

## INTERNATIONAL ROYALTY CORPORATION
(Translation of registrant's name into English)

## 10 Inverness Drive East, Suite 104
## Englewood, CO 80112
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

         Form 20-F     \_\_               Form 40-F    **X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

   **Note:** Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

   **Note:** Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

              Yes   \_\_         No    **X**

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 _____

## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**INTERNATIONAL ROYALTY CORPORATION**

By: /s/ Douglas B. Silver

Date: August 17, 2007

Douglas B. Silver
Chief Executive Officer

## EXHIBIT INDEX

**99.1**    International Royalty Corp. – News Release Dated August 16, 2007



**AMEX: ROY** **NR 07-17**
**TSX: IRC** **August 16, 2007**

# INTERNATIONAL ROYALTY DECLARES DIVIDEND

DENVER, COLORADO – August 16, 2007 - International Royalty Corporation (AMEX: ROY, TSX: IRC) (the "Company"or "IRC") is pleased to report that its Board of Directors declared a dividend on August 14, 2007 of US$0.015 per share. The dividend is payable to shareholders of record on September 7, 2007 and will be paid on or about September 24, 2007.

IRC's Board adopted a policy of paying semi-annual dividends at this rate for a total annual dividend payment of US$2 million or US$0.03 per share per year. This is in accordance with the dividend policy stated in the August 15, 2006 press release that IRC would pay a dividend upon reporting US$15 million in annual revenues. Annual revenues for the Company were US$20.3 million for 2006.

**International Royalty Corporation**
International Royalty Corporation (IRC) is a global mineral royalty company. IRC holds over 60 royalties including an effective 2.7% NSR on the Voisey's Bay mine, a sliding-scale NSR on the Pascua gold project, and a 1.5% NSR on more than 3.0 million acres of gold lands in Western Australia. IRC is senior listed on the Toronto Stock Exchange (TSX:IRC) as well as the American Stock Exchange (AMEX: ROY ).

On behalf of the Board of Directors,
INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver
Chairman and CEO

For further information please contact:
Jack Perkins, Investor Relations: (303) 991-9500
Douglas B. Silver, Chairman and CEO: (303) 799-9020
info@internationalroyalty.com
www.internationalroyalty.com

Renmark Financial Communications Inc.
Tina Cameron : tcameron@renmarkfinancial.com
Tel.: (514) 939-3989
www.renmarkfinancial.com